EXHIBIT 4.14
Cooperation Agreement
between
Administration Committee of Meicun Industrial Concentration Area
of Wuxi New District under Administration Committee of Wuxi
National High and New Technology Industry Development District
and
Zastron Precision-Tech Limited
Project Name: Zastron Precision Flexible Circuit Board (Wuxi) Limited
Party A: Administration Committee of Meicun Industrial Concentration Area of Wuxi New District under Administration Committee of Wuxi National High and New Technology Industry Development District
Party B: Zastron Precision-Tech Limited
In accordance with the relevant laws including Law of the People’s Republic of China on Foreign-Capital Enterprises as well as relevant stipulations set forth by Jiangsu Provincial and Wuxi Municipal governments, Party B plans to invest in Wuxi New District (WND) with the project mainly including flexible circuit board products (hereinafter called “the Project”). Through friendly consultations, Party A and Party B has reached an agreement on the following items and entered into this agreement.
1. Project Investment
     Both parties agree that No. A64-2 plot of Meicun Industrial Concentration Area of Wuxi New District (approx. 72.25 mu, i.e., 48,167 square meters) (hereinafter called “the Plot”) be set up as the investment location of the project. The specific location is shown in the appendices. On delivery for use, the plot should be leveled without attachments, and power (excluding cable costs), water, gas, heating, drainage, sewage, communication and other pipelines should be connected, as the responsibility of Party A, to near the red line of the plot.
     Party B shall establish on the plot above a new wholly foreign owned enterprise (WFOE) named “Zastron Precision -Flex (Wuxi) Limited” (hereinafter called “the new company”), with a registered capital of USD$21,675,000 and a total investment of USD$65,000,000.
     Party A shall offer to Party B an industrial-use plot with a lifetime of 50 years at a preferential transfer price of 60,000 RMB Yuan per mu. At the same time, it’s stipulated in The Contract on Transfer of Use Rights of State-owned Land signed by and between the new company and Wuxi Municipal Bureau of State Land and Resources that the transfer fees are 120,000 RMB Yuan per mu (which can be adjusted according to the policy on land price at the time). The new company need make advance payment in full, as per the land price of 120,000 RMB Yuan per mu, the transfer fees and deed taxes to Wuxi Municipal Bureau of State Land and Resources. Afterwards, the new company shall apply in form of written confirmation for the balance reimbursement to Party A, which shall reimburse all the balances one-off to the new company within two months upon reception of the application from the new company. The specific articles on payment to Wuxi Municipal Bureau of State Land and Resources for purchase of the plot shall be governed by The Contract on Transfer of Use Rights of State-owned Land signed by and between the new company and Wuxi Municipal Bureau of State Land and Resources.
     The initial implementation plan for the project is as follows: Party B shall, within four months upon the delivery of land by Party A, start the construction of main structure, and complete and put into production all the projects within 18 months since the date of formal ground breaking (except those impacted by force majeure). In case of special circumstances occurring to Party B, which require the delay in work initiation or completion, the written application can be put forth.
     The project is planned for implementation in No. A64-2 plot of Meicun Industrial Concentration Area of Wuxi New District. The land planned to be newly expropriated is approximately 72.25 mu, and the newly constructed area is approximately 25,624 square meters, wherein the production plant occupy approximately 24,000 square meters and the auxiliary construction area occupies approximately 1,624 square meters. However, if Party B fails to successfully purchase the plot at the date stipulated in Article 3.1 hereunder due to the reason of Party A, the production implementation completion date will then be postponed.
2. Policy on taxation support
     The new company, if being awarded as “High and new tech enterprise in Jiangsu”, shall be collected on enterprise income taxes by 15% with the approval from the taxation departments.
     If the new company has an operation period for over ten years, the preferential policy on exempting enterprise income taxes for two years and halving those for three years (hereinafter called “two-exemption and three-halving”) shall be provided.
     If the new company falls under those to be stimulated as stipulated in Directory on Guiding Foreign Investment Industries, the tariffs on import and value-added taxes during import shall be exempted when it imports self-use equipment and supporting technologies, fittings, spare parts within its business scope, except those listed in Directory on Imported Commodities Not to Be Exempt from Tax in Foreign-invested Projects.
     The new company shall be listed into the key power-guaranteed units in WND. Uninterrupted power supply shall be guaranteed as a priority.
     With adjustments in the state’s laws and policies on finance and taxation, the supporting policy on finance and taxation hereunder will be adjusted accordingly.
3. Miscellaneous
     Party A shall assist Party B in signing the contract on land transfer with the state land departments and transacting the procedures on land transfer as soon as possible. When necessary, Party B can sign with relevant departments Memorandum of Understanding on Agreement, as the supplementary articles on the contract on land transfer. Party A promises to assist Party B in successfully purchasing the plot within two months since the date when Party B receives the business certificates. If Party B fails to purchase the plot within the period agreed above due to the cause of Party A and the delay exceeds one month upon the expiration of the above period, Party B shall be entitled to cancel the cooperation agreement without the responsibility to purchase the plot as well as cancel the newly established company.
     Both parties shall cooperate with each other to make Party B prepare all data required for the registration of the new company, ensuring the completion of registration of the new company before October 31st, 2006. The business invitation personnel shall assist Party B in handling the report and approval work of the project until the reception of the business certificate.
     Party A shall fully assist the new company of Party B in obtaining the certification on such qualifications as high and new technology enterprises.
     The agreement shall be made in quadruplicate, each party holding two copies with equal legal validity. In case of any discrepancy between the agreement and the duly signed Contract on Use Rights of State-owned Lands, the agreement shall prevail.

     When Party B signs the agreement, the new company has not got the approval from the relevant departments. Upon establishment, the new company shall bear the rights and obligations relating to Party B stipulated hereunder.
Party A: Administration Committee of Meicun Industrial Concentration Area of Wuxi New District under Administration Committee of Wuxi National High and New Technology Industry Development District (Seal)
Authorized representative:
Signature:
Party B: Zastron Precision-Tech Limited
Authorized representative:
Signature:
Dated October 26th, 2006
In Wuxi, China